UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

INTERMEC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

458786100

 (CUSIP Number)

December 20, 2012

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.

Cramer Rosenthal McGlynn, LLC

2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization	New York

Number of	5.	Sole Voting Power	7,393,074
Shares
Beneficially	6.	Shared Voting Power	0
Owned by
Each Reporting	7.	Sole Dispositive Power	7,732,714
Person
With:	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting
	Person	7,732,714

10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares

11.	Percent of Class Represented by Amount in Row (9)

12.8%

12.	Type of Reporting Person	IA

Explanatory Note

The Reporting Person (as defined below) previously filed a Schedule 13G with the Securities and Exchange Commission (the “Commission”) on February 11, 2005, as amended by amendments filed with the Commission on February 14, 2006, February 11, 2011, August 10, 2011 and February 13, 2012.  The Reporting Person subsequently transitioned to Schedule 13D by filing a Schedule 13D with the Commission on May 25, 2012, as amended by an amendment filed with the Commission on July 26, 2012.  Pursuant to Rule 13d-1(h), the Reporting Person has determined that it is again eligible to report on Schedule 13G.

Item 1.

(a)	Name of Issuer:

Intermec, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
6001 36th Avenue West
Everett, Washington 98203-1264

Item 2.

(a)	Name of Person Filing (the “Reporting Person”):

Cramer Rosenthal McGlynn, LLC

(b)	Address of Principal Business Office or, if none, Residence:

520 Madison Avenue
New York, NY 10022

(c)	Citizenship:

New York

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

458786100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14)of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(l)(ii)(J); or

(k)	☐	Group, in accordance with Rule 13d-1(b)(l)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 7,732,714

(b)	Percent of class: 12.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,393,074

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,732,714

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2012

CRAMER ROSENTHAL MCGLYNN, LLC

	By:	/s/ Steven A. Yadegari
Name: Steven A. Yadegari
Title: Executive Vice President and General Counsel